UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Queer Spaces, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> July 7, 2022

Physical address of issuer
750 N. San Vicente Blvd, Suite 800, Los Angeles, CA 90069

Website of issuer
https://www.queerspaces.com/

Name of co-issuer
Queer Spaces I

Legal status of co-issuer

> *Form*
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 3, 2022

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,053,422.00	$0.00
Cash & Cash Equivalents	$258,422.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,066,461.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$827,195.00	$0.00

28 April 2023

FORM C-AR

Queer Spaces, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Queer Spaces, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.queerspaces.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 28 April 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..6
SUMMARY..6
The Business..7
The Business..7
RISK FACTORS...7
RISK FACTORS...7
Risks Related to the Company's Business and Industry..7
Risks Related to the Company's Business and Industry..7
BUSINESS...16
BUSINESS...16
Description of the Business...16
Description of the Business...16

Business Plan - The Company...16
Business Plan - The Company...16
Business Plan - The Co-Issuer..16
Business Plan - The Co-Issuer..16
History of the Business...17
History of the Business...17
The Company's Products and/or Services...17
The Company's Products and/or Services...17
Competition..17
Competition..17
Supply Chain and Customer Base..18
Supply Chain and Customer Base..18
Intellectual Property...18
Intellectual Property...18
Governmental/Regulatory Approval and Compliance..18
Governmental/Regulatory Approval and Compliance..18
Litigation..18
Litigation..18
Other...18
Other...18
DIRECTORS, OFFICERS AND EMPLOYEES..18
DIRECTORS, OFFICERS AND EMPLOYEES..18
Directors of the Company...18
Directors of the Company...18
Officers of the Company...20
Officers of the Company...20
Employees of the Company...21
Employees of the Company...21
Directors of the Co-Issuer..21
Directors of the Co-Issuer..21
Officers of the Co-Issuer..21
Officers of the Co-Issuer..21
Employees of the Co-Issuer..21
Employees of the Co-Issuer..21
CAPITALIZATION AND OWNERSHIP..21
CAPITALIZATION AND OWNERSHIP..21
Capitalization of the Company...22
Capitalization of the Company...22
Ownership of the Company...27
Ownership of the Company...27
Capitalization of the Co-Issuer..28
Capitalization of the Co-Issuer..28
Ownership of the Co-Issuer..28
Ownership of the Co-Issuer..28
FINANCIAL INFORMATION..28
FINANCIAL INFORMATION..28
Operations..28
Operations..28
Liquidity and Capital Resources..28
Liquidity and Capital Resources..28
Capital Expenditures and Other Obligations...28

  Capital Expenditures and Other Obligations..28
  Material Changes and Other Information..29
  Material Changes and Other Information..29
  Trends and Uncertainties...29
  Trends and Uncertainties...29
  Restrictions on Transfer..29
  Restrictions on Transfer..29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............29
  Related Person Transactions..29
  Related Person Transactions..29
  Conflicts of Interest...30
  Conflicts of Interest...30
OTHER INFORMATION...31
OTHER INFORMATION...31
  Bad Actor Disclosure..31
  Bad Actor Disclosure..31
EXHIBITS...34
EXHIBITS...34
  EXHIBIT A..35
  EXHIBIT A..35

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Queer Spaces, Inc. (the "Company") is a Delaware Corporation, formed on July 7, 2022.

The Company is located at 750 N. San Vicente Blvd, Suite 800, Los Angeles, CA 90069.

The Company's website is https://www.queerspaces.com/.

The information available on or through our website is not a part of this Form C-AR.

Queer Spaces I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on August 3, 2022.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Queer Spaces is a group chat platform for building queer communities. and the first app to serve the entirety of the LGBTQ+ spectrum. In 5 years, we want to be the platform where millions of queer people can easily organize their community around shared interests, events and places. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

RISK FACTORS

Risks Related to the Company's Business and Industry

We plan to further develop jointly with Hornet the aforementioned IP and purchase development services at cost, while using the Hornet platform royalty free of charge until we choose to make a copy of the platform without further cost to us and operate our own IP.
Hornet may be unwilling or unable to continue providing such services in the future, which would require us to significantly increase our spending on further developing and operating the required platform ourselves to execute our business plan.

We also depend on large technology providers like Apple, Google, and Amazon to operate our business, including for distribution and monetization.
Any reluctance of these companies to work with us, whether founded or unfounded, will seriously jeopardize our chances to execute our business plan.

We made assumptions about the total addressable market of LGBTQ+ people which may prove untrue and may impact our chances to execute our business plan.

We made assumptions about our viral growth, including acquisition cost, retention, invites, and engagement, which may prove untrue and may impact our chances to execute our business plan.

The Company is an early-stage company incorporated on July 7.
2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations. develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product arid service offerings, improve function and benefits. attract. integrate. retain and motivate qualified personnel, and rely

upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

We rely on various intellectual property rights in order to operate our business.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property. could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we
expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In ardor to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and. consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions.
We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights,

unauthorized parties may copy aspects of our products or technology, obtain and use information. marks. or technology that we regard as proprietary. or otherwise violate or infringe our intellectual property rights. In addition. it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent the misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products. use similar marks or domain names, or obtain and use information. marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not dear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

The company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further. such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Our Intellectual Property and primary technological differentiator m the marketplace titled "The System and Method for Multilingual Networking and Communication" is currently in patent pending status.
This innovative patent when and if approved could potentially put us in a position of strength within the marketplace, however as the patent is still in "pending" status, our best bet to protect ourselves is to simply grow the business. We intend to wisely utilize funding to achieve the objective of seating the company as success and sustained growth is the best deterrent to competition.

The Company holds no intellectual property on the content or features of software making it easier for a competitor to enter the market and capture market share.

THE COMPANY MAY NOT BE ABLE TO SECURE AND ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS.

The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights.
However, there is no guarantee that any trademark or other applications we have filed, or may ln the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

THE COMPANY COULD BE HELD TO VIOLATE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

Although the Company is not aware of any third-party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark).
and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Intellectual property - although the company's recipes are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the recipes, reverse engineer the ingredients or production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the company.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.
Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any

such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services. which could adversely affect our revenues and competitive position.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences.
Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed, Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Increased IT security threats and more sophisticated cybercrime pose a potential risk to the security of our IT systems, networks.
and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information. due to any number of causes, ranging from catastrophic events to power outages to security breaches. and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees. customers. suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

The Company will be subject to various potential conflicts of interest.
Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers, but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

Conflicts of interest may result due to affiliates of management providing services to the Company.

The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.

Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the Long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States Jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Future Equity holders will be required to become bound by a Shareholders' Agreement.

A copy of the Shareholders' Agreement. The Shares may be transferred only if certain legal requirements as well as requirements imposed by a Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement may impose certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares may also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

Liquid Investment.

The Future Equity will be subject to significant restrictions on transfer. Prospective investors in the Company may be required to represent that they have acquired their Stock for investment purposes only and not with a view to or for sale in connection with any distribution of such Stock. The Stock may not be registered under the Securities Act and, therefore, is subject to restrictions on transfer under the Securities Act Jn addition. the Stock may be subject to these restrictions including restrictions on transfer, rights of first refusal and other provisions set forth in the Company's Stockholder's Agreement.

There is currently no, and there may never be any, secondary market trading in the Preferred Stock, and investors' ability to sell their shares are further limited by transfer restrictions under applicable securities laws and the terms of the agreement for the Preferred Stock.

The primary exit event contemplated by this Investment is a right for investors to cause the Company to redeem their shares after 5 years. However, there is no guarantee that the Company will still be operating in 5 years or. even if it is still operating. that it will be legally permitted to redeem investors shares at that time (especially if multiple investors request redemption at or around the same time), or at any time thereafter, and the Company will not be required to redeem any shares to the extent that it is not legally permitted to do so. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any future year.

There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop.

Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus. the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Damien Brenier and Christof Wittig are part-time officers.

As such, it is likely that the company will not make the same progress as it would if they were working full-time for the Company.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Damien Brenier is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

Damien Brenier is a part-time officer, and Christof Wittig will continue to serve in other roles apart from his role as the CEO at Queer Spaces.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future.

The Securities provide for no repayment of principal or interest amounts until the Maturity Date (as defined in the Purchase Agreement). Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.

Additionally, the Company is committed to donating up to 8% of its net profit to non-profits. These decisions will likely reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs. the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors. and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

The declining of an opportunity or the inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor. and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company. the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor. together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment In the Company.

Transactions with related parties.

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Queer Spaces is a group chat platform for building queer communities. and the first app to serve the entirety of the LGBTQ+ spectrum. In 5 years, we want to be the platform where millions of queer people can easily organize their community around shared interests, events and places. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Business Plan - The Company

We are building Spaces, the queer Discord. Highly committed team on mission to build authentic communities through technology at scale. Spaces is the only platform that creates safe spaces for all of the poorly understood audience of more than 400 million LGBTQ+ people, among whom 64% in the US report they feel unsafe on heteronormative social networks, let alone those in 70+ countries which still criminalize LGBTQ+ . Spaces allows users to discover and chat with other LGBTQ+ people authentically over shared interests. Since pre-launch in Feb 2022, Spaces is growing rapidly through word of mouth, a strong focus on community builders, and fueled by network effects driving magic moments in hot spaces.

Business Plan - The Co-Issuer

Queer Spaces I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the agreement, the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Company and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
The Queer Spaces app	The first queer app to span the entire spectrum of over 400 million LGBTQ+ people	Queer people

The Queer Spaces App is looking to gain more daily and monthly users, and grow in more markets in the near future.

We offer our services/app via our online website and through the Apple App Store and Google Play.

Competition

The Company's primary competitors are Facebook, WhatsApp, Instagram, TikTok, Discord, Tinder, Grindr, and Hornet.

Queer Spaces is the only platform that creates safe spaces for all of the poorly understood audience of more than 400 million LGBTQ+ people, among whom 64% in the US report they feel unsafe on heteronormative social networks. Spaces allows users to discover and chat with other LGBTQ+ people authentically over shared interests. Spaces offers discoverability, safety and authenticity, and is easy to use with a clean, simple design. Spaces users are safe from hate, harassment, and misinformation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The company's current customers are queer people as some 400 million humans identify as LGBTQ+ today.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 750 N. San Vicente Blvd, Suite 800, Los Angeles, CA 90069

The Company has the following additional addresses:

The Company conducts business in CA, UK, Australia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christof Wittig

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO: July 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Queer Spaces, Founder and CEO: July 2022-Present Hornet, Founder and CEO: Feb. 2011-Present LGBT Foundation, President: Jan. 2018-Present Strive Capital, Founder and Managing Partner: Jan 2011-Present

Education

Stanford University Graduate School of Business: MSM, Business Admin 2003-2004 Technical University Munich, Dipl.-Ing, Architecture, 1988-1993 United World College, International Bac, 1985-1987

Name

Niklas Lindstrom

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Queer Spaces, Director: 2022-Present unitQ, Founder and CTO: Feb. 2019-Present The Meet Group, Consultant: March 2018-Dec. 2018 and CTO: Feb 2017-Mar 2018

Education

Chalmers University of Tech, MSc, Computer Science, 1996-2000 Simon Fraser University, Computer Science, 1999-2000

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christof Wittig

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO: July 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Queer Spaces, Founder and CEO: July 2022-Present Hornet, Founder and CEO: Feb. 2011-Present LGBT Foundation, President: Jan. 2018-Present Strive Capital, Founder and Managing Partner: Jan 2011-Present

Education

Stanford University Graduate School of Business: MSM, Business Admin 2003-2004 Technical University Munich, Dipl.-Lng, Architecture, 1988-1993 United World College, International Bac, 1985-1987

Name

Damien Brenier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, Treasurer, and Fractional CFO: 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Queer Spaces, Secretary: Present Hornet, Head of Finance: May 2018-Present Groupe ERAM, CFO: 2016-2018

Education

Heriot-Watt University, MBA, Business Admin and Management, 1994-1995 The Open University of Hong Kong, PDPA, 2006 ICN Business Schoo, Bachelor's Degree, Business Admin, 1992-1995

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in CA.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class Pre-Seed Preferred Stock
Amount outstanding	17,441,860
Voting Rights	
Anti-Dilution Rights	If these SAFEs convert, they will convert to Preferred Stock which has liquidation preferences over Common Stock. The Company hasn't authorized any Preferred Stock yet. Class A Common Stock and Class B Common stock are identical, the only difference being Class A have voting rights and Class B do not.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Type of security	Class B Common Stock
Amount outstanding	817,277
Voting Rights	None
Anti-Dilution Rights	If these SAFEs convert, they will convert to Preferred Stock which has liquidation preferences over Common Stock. The Company hasn't authorized any Preferred Stock yet. Class A Common Stock and Class B Common stock are identical, the only difference being Class A have voting rights and Class B do not.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Type of security	Class A Common Stock
Amount outstanding	2,684,463
Voting Rights	
Anti-Dilution Rights	If these SAFEs convert, they will convert to Preferred Stock which has liquidation preferences over Common Stock. The Company hasn't authorized any Preferred Stock yet. Class A Common Stock and Class B Common stock are identical, the only difference being Class A have voting rights and Class B do not.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Type of security	Class A Options
Amount outstanding	7,775,671
Voting Rights	
Anti-Dilution Rights	If these SAFEs convert, they will convert to Preferred Stock which has liquidation preferences over Common Stock. The Company hasn't authorized any Preferred Stock yet. Class A Common Stock and Class B Common stock are identical, the only difference being Class A have voting rights and Class B do not.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Type of security	Class B Options
Amount outstanding	1,000,000
Voting Rights	None
Anti-Dilution Rights	If these SAFEs convert, they will convert to Preferred Stock which has liquidation preferences over Common Stock. The Company hasn't authorized any Preferred Stock yet. Class A Common Stock and Class B Common stock are identical, the only difference being Class A have voting rights and Class B do not.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Type of security	Preferred if converted SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is Nil.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,684,463	$26.84	General operations	July 21, 2022	Other
Common Stock	817,277	$8.17	General operations	July 21, 2022	Other
Preferred Stock	17,441,860	$794,999.98	General operations	August 16, 2022	Other
SAFE (Simple Agreement for Future Equity)		$10,000.00	General operations	August 4, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$50,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$50,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General operations	August 1, 2022	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)		$20,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$75,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$10,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General operations	August 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	General operations	September 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$50,000.00		September 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$10,000.00		September 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$9,750.00		September 1, 2023	Regulation CF

SAFE (Simple Agreement for Future Equity)		$187,025.00		August 31, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$16,350.00		October 28, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$4,250.00		November 17, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$134,085.92		November 30, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$15,000.00		November 30, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$250,000.00		January 12, 2023	Section 4(a)(2)

Ownership of the Company

A majority of the Company is owned Hornet Networks Ltd, which is owned by multiple individual and institutional shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Hornet Networks Ltd	58.7%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	-$584,000.00	$0.00

Operations

We are a pre-revenue company and our primary expenses consist of the following: consulting and marketing expenses. We do not anticipate generating revenue until late 2023 / early 2024.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: product development and fundraising.

Liquidity and Capital Resources

On second half 2022 the Company conducted an offering pursuant to Regulation CF and raised $217,375.

The Company has additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Securities by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Securities may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Christof Wittig, Damien Brenier
Relationship to the Company	Founding Team
Total amount of money involved	$45.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Related Person/Entity	Hornet Networks Ltd
Relationship to the Company	Incubating Shareholder majority
Total amount of money involved	$795,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Christof Wittig
Relationship to the Company	Founder and CEO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Christof Wittig owns shares in Hornet Networks Ltd which owns 59% of Queer

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christof Wittig
(Signature)

Christof Wittig
(Name)

CEO and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christof Wittig
_____
(Signature)

Christof Wittig
_____
(Name)

CEO and Founder
_____
(Title)

_____
(Date)

/s/Damien Brenier
_____
(Signature)

Damien Brenier
_____
(Name)

Secretary, Treasurer, and Fractional CFO
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Balance Sheet

Queer Spaces Inc
As of December 31, 2022

	DEC 31, 2022

Assets

Current Assets

Cash and Cash Equivalents

Mercury Checking	258,421.64
Total Cash and Cash Equivalents	**258,421.64**
Total Current Assets	**258,421.64**

Long Term Assets

Intellectual Property	794,999.98
Total Long Term Assets	**794,999.98**
Total Assets	**1,053,421.62**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable	19,120.25
Total Current Liabilities	**19,120.25**

Long Term Liabilities

SAFE Note - California Caw Foundation	50,000.00
SAFE Note - Christopher Cooper	25,000.00
SAFE Note - Doug M Atkin	75,000.00
SAFE Note - Fred Van Den Bosch Trust	100,000.00
SAFE Note - Inari Investment (Fred Kranich)	10,000.00
SAFE Note - John Lindfors	20,000.00
SAFE Note - Mana Ventures, LP - C1	15,000.00
SAFE Note - Martin Weiss	100,000.00
SAFE Note - Moai Capital, LLC (Brian Jacobs)	100,000.00
SAFE Note - Narbona Hill Corporation (Max Burger)	100,000.00
SAFE Note - Niklas Lindstrom	50,000.00
SAFE Note - Nucleus Capital LLC (Sean Rad)	10,000.00
SAFE Note - PACKK Family Living Trust (Pete Moran)	50,000.00
SAFE Note - Robert B. Pasker	10,000.00
SAFE Note - SPAC Fund I, a series of MV Funds, LP	134,085.92
SAFE Note - Wefunder Portal LLC	217,375.00
Total Long Term Liabilities	**1,066,460.92**
Total Liabilities	**1,085,581.17**

Equity

	DEC 31, 2022
Common Stock (Class A)	26.85
Common Stock (Class B)	9.07
Current Year Earnings	(827,195.45)
Series Pre-Seed Preferred Stock	794,999.98
Total Equity	**(32,159.55)**
Total Liabilities and Equity	**1,053,421.62**

Income Statement (Profit and Loss)

Queer Spaces Inc
For the 6 months ended December 31, 2022
Accrual Basis

	JUL-DEC 2022	TOTAL
Gross Profit	-	-
Operating Expenses		
SG&A		
Audit Fee	1,000	1,000
Bank Charges	211	211
Legal Expenses	28,980	28,980
Office Expenses	1,105	1,105
Office Rental	1,699	1,699
Payroll Services	1,093	1,093
Tools Expenses	10,438	10,438
Travel Expenses	26,996	26,996
Fundraising Cost	4,379	4,379
Consulting Fees - General and administrative	187,898	187,898
Total SG&A	**263,799**	**263,799**
Marketing		
Consulting Fees - Selling and marketing	181,924	181,924
Marketing - Sponsored Spaces	39,850	39,850
Marketing Expenses	71,877	71,877
Total Marketing	**293,652**	**293,652**
Product Development		
Consulting Fees - Software development	157,945	157,945
Consulting Fees - Product development	111,800	111,800
Total Product Development	**269,745**	**269,745**
Total Operating Expenses	**827,195**	**827,195**
Operating Income	**(827,195)**	**(827,195)**
Net Income	**(827,195)**	**(827,195)**